Delisting Determination, The Nasdaq Stock Market, LLC, February 4, 2020, Sienna Biopharmaceuticals, Inc. The
Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Approach Resources Inc. (the Company), effective at the opening of the trading session on February 14, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on September 17, 2019. The Company appealed the determination to a Hearing Panel on September 24, 2019. On November 12, 2019, the Hearing Panel determined to continue the Company listing subject to certain milestones. On December 11, 2019, the company informed of its decision to withdraw from the hearing process. The Listing Council did not call the matter for review. The Staff determination to delist the Company became final on January 27, 2020.